UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

51job, Inc.
(Name of Issuer)
Common Shares
including American Depositary Shares representing Common Shares
(Title of Class of Securities)
316827104
(CUSIP Number)
Rick Yan
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
Tel: +(86-21) 6160-1888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 4 Pages)

CUSIP No.	316827104	Page	2	of	4

1	NAMES OF REPORTING PERSONS Rick Yan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong SAR, People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		14,144,919

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,144,919

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,144,919

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	316827104	Page	3	of	4
     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D dated September 15, 2006 and amended by Amendment No. 1 on November 22, 2006, Amendment No. 2 on April 11, 2007 and Amendment No. 3 on April 14, 2008 (the “Schedule 13D”) of Rick Yan (the “Reporting Person”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing two Common Shares. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and supplemented as follows:
(a)	The Reporting Person beneficially owns 14,144,919 Common Shares, constituting 25.1% of the issued and outstanding share capital of the Issuer based on information reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on May 11, 2009.

(b)	The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 14,144,919 Common Shares beneficially owned by the Reporting Person.

(c)	On June 30, 2009, 1,045,703 Common Shares were sold by the Reporting Person in a private sale to Recruit Co., Ltd. (“Recruit”) for an aggregate consideration of $5,228,515, or $5.00 per Common Share (the equivalent of $10.00 per ADS), pursuant to an option granted by Recruit to the Reporting Person under a stock purchase agreement with Recruit, dated April 5, 2006 and described in further detail in Item 6 to the Schedule 13D.

CUSIP No.	316827104	Page	4	of	4
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 30, 2009

Date
/s/ Rick Yan

Signature
Rick Yan

Name/Title